Exhibit 99.1

Pembina Pipeline Corporation Releases 2020 Sustainability Report

CALGARY, Dec. 3, 2020 /CNW/ - Pembina Pipeline Corporation ("Pembina", "our", "we" or "the Company") (TSX: PPL) (NYSE: PBA) today released its 2020 Sustainability Report (the "2020 Report").  This marks our second full-length report outlining the Company's approach, recent performance and our future initiatives for environmental, social and governance ("ESG") factors that are most material to our stakeholders and business.  The 2020 Report details the Company's progress since 2018 and further establishes Pembina's commitment to continuous improvement in this area through the inclusion of enhanced disclosures on additional metrics.

"As we continue our ESG journey, our focus will remain on continuous improvement, transparency and engagement. Building upon our strong foundation, we will seek to further integrate sustainable business practices throughout the Company", said Mick Dilger, Pembina's President and Chief Executive Officer. "Today, I am pleased to announce the addition of Janet Loduca, who has joined Pembina as General Counsel and Vice President, Legal and Sustainability. With over 30 years of legal, environmental, regulatory and sustainability experience, Janet will be instrumental in advancing our ESG priorities and developing a long-term sustainability strategy", added Mr. Dilger.

Pembina recognizes the growing risks and opportunities of climate change and the role our industry must play in reducing greenhouse gas ("GHG") emissions while supplying the world with affordable and reliable energy. As a company we are committed to pursuing emissions reduction initiatives across our businesses. We assess opportunities and employ new practices that can lower our emissions footprint, including investing in co-generation facilities. We recently completed the construction of a co-generation facility at our Redwater Complex, which will reduce our emissions intensity, and are evaluating similar opportunities at other locations.

We have also launched a process to enhance ESG integration across the Company, including establishing a governance framework to develop a longer-term GHG strategy and emissions intensity reduction targets. Our targets will guide business decisions, drive emissions reductions and improve overall emissions intensity performance, while increasing our long-term value and resilience. Finally, we believe that linking compensation to corporate performance on these important factors aligns with long-term value creation and our stakeholders' interests.  As such, we are focused on redesigning our compensation methodologies for 2021 with ESG performance as a significant component.

Sustainability Performance Highlights

  Working safely is a way of life at Pembina and our safety record continues to exceed the industry average;
  Pembina is proud to once again be recognized as one of Canada's Top 100 Employers;
  Demonstrated our support to the communities in which we have a presence, with a direct investment of $10 million in 2019, a 30 percent increase over the prior year;
  Increased the number of Aboriginal suppliers utilized in 2019, a 32 percent jump over the prior year;
  Successfully leased and remediated a historically contaminated site to create a key income generating asset, Pembina's Prince Rupert Terminal, a propane export facility anticipated to be in-service in 2021;
  Advanced the implementation strategy for our Carbon Stand as well as our Inclusion and Diversity Stand; and
  Increased Board diversity with women now representing 36 percent of Pembina's Board of Directors.

For more information about our updated metrics and other performance data, please find the Company's 2020 Report on Pembina's website.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is currently developing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-looking information and statements

This news release contains certain forward-looking statements and information that are based on Pembina's expectations, estimates, projections and assumptions considering its experience and its perception of historical trends as well as current market conditions and perceived business opportunities. In some cases, forward-looking information can be identified by terminology such as "will", "would", "estimates", "develop", "continue", "could", "create", "believe", "commit", "focus" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements pertaining to, without limitation: plans to develop greenhouse gas emissions targets; intended outcomes resulting from the Carbon Stand; plans and strategies to improve environmental, social and governance performance, including as such relates to the timing of the development of compensation methodologies to integrate ESG considerations; future opportunities related to hydrocarbon production; anticipated development of and in-service dates for growth projects; further expansion opportunities; and anticipated community and economic benefits of growth projects.

Undue reliance should not be placed on these forward-looking statements and information as they are based on assumptions made by Pembina as of the date hereof regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; that the technology available to the company will be sufficient to achieve GHG emissions targets; the success of Pembina's operations; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; broad compliance with Pembina's plans, strategies, programs and goals across its reporting and monitoring systems among its employees, stakeholders and service providers; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects; the willingness of Aboriginal and Tribal stakeholders to engage in consultation and reconciliation efforts; the success of growth projects; the availability of data, samples and information necessary to develop and evaluate targets, goals, programs and strategies; that counterparties to agreements will continue to perform their obligations in a timely manner; that there are no unforeseen material construction or other costs related current projects or operations; prevailing regulatory, tax, and environmental laws and regulations; and the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies.

While Pembina believes the expectations and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that they will prove to be correct. Forward-looking statements are subject to known and unknown risks and uncertainties which may cause actual performance and financial results to differ materially from the results expressed or implied, including but not limited to: the regulatory environment and decisions, and Aboriginal and landowner consultation requirements; the failure to realize the benefits or synergies from acquired assets; reliance on third parties to successfully operate and maintain certain assets; labour, human capital and material shortages; reliance on key relationship and agreements and the outcome of stakeholder engagement; the strength and operations of the oil and natural gas industry and related commodity prices; non-performance or default by counterparties to agreement which Pembina or one or more of its subsidiaries has entered into in respect of its business; actions by joint venture partners or other partners which hold interests in certain of Pembina's assets; actions by governmental and regulatory authorities, including changes in regulatory processes or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide; risks related to the current and potential impacts of the COVID-19 pandemic and depressed commodity prices; constraints on, or the unavailability of adequate infrastructure and technology; changes in the political environment, in North America and elsewhere, and public opinion; ability to access sources of debt and equity capital; changes in credit ratings; technology and security risks including cyber-security risks; and natural catastrophes.

Additional information on these factors as well as other risks that could impact Pembina's operational and financial results are contained in Pembina's annual information form and annual management discussion and analysis (MD&A) for the year ended December 31, 2019, and Pembina's interim MD&A for the three and nine months ended September 30, 2020 and described in our public filings available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this news release speak only as of the date of this news release. Except as expressly required by applicable securities laws, Pembina and its subsidiaries assume no obligation to update forward-looking statements and information should circumstances or management's expectations, estimates, projections or assumptions change. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/December2020/03/c3938.html

%CIK: 0001546066

For further information: For media inquiries, please contact 403-691-7601 or media@pembina.com. Investor Relations: Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:00e 03-DEC-20